  EXHIBIT 99.1

December 20, 2021

Ms. Cynthia Dotzel
Soon to be Chair, Board of Directors
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy,

I have reviewed the Current Report on Form 8-K filed by Codorus Bancorp, Inc. (“CVLY”) this morning, along with the press release (the “Press Release”) and amended and restated bylaws adopted December 17, 2021 (the “New Bylaws”) filed as exhibits thereto.  I note that the Press Release states:

The Board also announced that as part of its ongoing corporate governance review, it has approved and adopted the Amended and Restated By-laws of the Corporation.  The Board has adopted a majority vote standard for uncontested director elections.  This enhancement, along with several others as outlined in the associated Form 8-K are designed to ensure that the Company is promoting industry leading corporate governance practices.  The Company and Board will continue to maintain an open dialogue with shareholders.1

I trust that you understand that this is a wildly incomplete description of the changes implemented by the New Bylaws from the amended and restated bylaws (the “Existing Bylaws”) filed as Exhibit 3.II to CVLY’s Amended Quarterly Report on Form 10-Q/A for March 30, 2020.  Without belaboring the point, I will merely paraphrase the well-known cliché and point out that one man’s “promoting industry leading corporate governance practices” is another man’s “entrenching a board that puts their interests before those of shareholders.”

As previously disclosed, on October 4, 2021, Driver Opportunity Partners I LP and Driver Management Company LLC (together “Driver”) filed an Approval to Acquire Shares under Title 7 P.S. § 112 Application (the “Application”) with the Bureau of Bank Supervision, Pennsylvania Department of Banking and Securities (the “Department”).2  My understanding is that the Department, pursuant to the requirements of 7 P.S. § 112(d) sent a copy of the Application to CVLY.  I believe that it is fair to assume that CVLY and its board of directors (the “Board”) considered (starting in October, if not before) that there was a strong likelihood that Driver might nominate candidates for election to director at CVLY’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”).

________________

1 https://www.sec.gov/Archives/edgar/data/806279/000089710121001006/codorus211510_ex99-1.htm.

2 https://www.sec.gov/Archives/edgar/data/0000806279/000147793221007014/cvly_sc13da.htm.

250 Park Avenue

7th Floor

New York, NY 10177

Among the many changes implemented by the New Bylaws—many of which serve no practical purpose other than significantly increasing the burden on shareholders who wish to nominate candidates for election to director—is moving the deadline for making nominations for director from February 17, 2022 to January 2, 2022.3  To put it another way, today CVLY announced that the deadline for making director nominations is in 13 days, instead of the 59 days that it would have been under the Existing Bylaws.  “Moving goalposts” is a phrase that springs to mind.

In addition, the New Bylaws require that any shareholder that wishes to nominate candidates for director request (in writing and by registered mail) from CVLY’s secretary with at least ten (10) days prior notice a questionnaire, representations and an agreement (the “Superfluous Documentation”) prepared by CVLY to be completed by any nominee and included with the notice of nomination.

To sum up, the Board has known (or should have known) for months that there was a strong likelihood that Driver would nominate candidates for election to director at the 2022 Annual Meeting.  Prior to today, the deadline for making that nomination was February 17, 2022 and there was no requirement to include the Superfluous Documentation in the notice of nomination (and no ten day wait period prior to receiving such documentation).  Now, however, the deadline for making director nominations is January 2, 2022 (45 days—or a month and a half—earlier) and any shareholder who wants to nominate directors for election at the 2022 Annual Meeting must request the Superfluous Documentation by December 23, 2022 (three days from now).4  To avoid any misunderstanding (and the litigation that often follows misunderstanding), could you please confirm the following:

•	Whether the New Bylaws apply to nominations for election to director at the 2022 Annual Meeting;

•	If so, that the deadline for making such nominations is January 2, 2022;

•	Whether CVLY will waive the ten day prior notice period for requesting the Superfluous Documentation; and

•	If not, whether Driver can be assured that such request will be promptly met when received?

Your prompt attention to this matter is appreciated.

Very truly yours,

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

____________

3 Not to be cynical, but another purpose is obviously to potentially provide more ground for the Board to challenge the validity of any notice of nomination.

4 The New Bylaws refer to “ten (10) days” without specifying calendar or business days.  While ten business days would be more in keeping with the apparent intent of the New Bylaws—viz., to attempt to hamper Driver’s ability to nominate candidates for election to director at the 2022 Annual Meeting—in the absence of any specific reference to business days, I assume the requirement to refer to calendar days.

2